Exhibit 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:	HC International Contact:
Camellia So Tel: (852) 2555-5023 e-mail: cso@globalsources.com	Eddie Heng Tel: (65) 6547-2850 e-mail: eheng@globalsources.com	York Yao Tel : (86 10) 8221-1887 e-mail: york.yao@hc360.com
Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan Tel: (1 602) 978-7504 e-mail: strachan@globalsources.com	Kirsten Chapman & Moriah Shilton Lippert/Heilshorn & Associates, Inc. Tel: (1 415) 433-3777 e-mail: kirsten@lhai-sf.com

HC and Global Sources to Form China’s Largest B2B Strategic Partnership

- Global Sources Announces Strategic Investment in HC -

HONG KONG, May 26, 2006 - HC International, Inc. (HKEX 8292) and Global Sources Ltd. (NASDAQ:GSOL) today announced a plan to form China’s largest B2B strategic alliance. HC International is China’s leading domestic B2B e-commerce service provider. Global Sources is a leading global provider of integrated B2B websites, magazines and trade shows. Together, they operate 72 industry-focused websites serving approximately 4 million suppliers and 950,000 buyers from 230 countries worldwide. Annual revenue for the two companies together was approximately US$150 million in 2005.

Global Sources also announced that it is making a strategic investment to acquire 10 percent of HC International’s issued shares from IDG Technology Venture Investment, Inc. (“IDGVC”). In addition, Global Sources has entered into an option agreement allowing it to increase its equity stake in HC International to approximately 35 percent at any time within 12 months of completing the initial transaction. If this option is exercised, Global Sources will be required under Hong Kong regulations to make a general offer for all HC International shares held by the public. See below for further details of the strategic investment.

Global Sources Chairman and CEO Merle A. Hinrichs said, “The partnership between HC International and Global Sources transforms the China B2B landscape and enables the launch of many new online verticals, magazines and trade shows for the fastest growing industries in China, the world’s fastest growing economy. We have found in HC International the perfect partner to complement our current offerings, especially given HC International’s strong vertical search technology. Together, we aim to provide the most comprehensive, professional and successful B2B services in China.”

HC Executive Director and CEO Guo Fansheng said, “Without a doubt, this partnership is the strongest in the China B2B market and completely alters the playing field. In the past, China’s B2B market has long been plagued by rumour and inaccuracy. Today, two publicly listed companies join forces. Together, our responsible, audited reporting will bring transparency and rationality back to this business. HC International’s strength is our proprietary vertical search technology and e-commerce services for domestic China trade. The HC360 website is in Alexa’s top 100 website traffic rankings worldwide. The majority of our 35,000 customers online and 100,000 print media advertisers have export requirements. Now, Global Sources’ multimedia export marketing services and content expertise can provide an ideal solution for them.”

IDGVC General Partner Li Jianguang said, “In a rapidly globalizing economy, B2B solutions must be focused, industry-specific, comprehensive and deep. With 25 million daily page views, HC International has an exceptionally strong position in China’s B2B vertical search market. General search is becoming very competitive in the B2C market, and both HC International and Global Sources believe the key to success will be the quality and depth of industry-specific content provided to B2B users. We are confident the partnership between these two leading B2B companies will be of unparalleled value for customers now and in the future.”

According to the iResearch 2005 China B2B E-commerce report, the total transaction value of China’s B2B sector reached US$81 billion in 2005, a 106 percent increase over the previous year, and this is expected to reach US$309 billion by the end of 2007.

Details of the Strategic Investment

IDGVC, Trade Media Holdings Limited (“TMH”), a wholly-owned subsidiary of Global Sources, and International Data Group, Inc. (“IDG”) entered into a conditional sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which IDGVC has conditionally agreed to transfer 10% of the issued share capital of HC International, being part of its shareholding interests in HC International, to TMH at a consideration of HK$1.6095 per share, or approximately US$0.2063 per share, of HC International (the “Share(s)”), which is subject to adjustment to HK$2.2592 per Share, or approximately US$0.2896 per Share (the “Share Transfer”), if and when HC International achieves a certain benchmark with reference to the HC International group’s performance during the Option Period (as defined below) or upon completion of the sale and purchase of the Option Shares (as defined below). IDG, being the sole shareholder of IDGVC, has agreed to guarantee the due and punctual discharge by IDGVC of its obligations under the Sale and Purchase Agreement. Completion of the Share Transfer is subject to the fulfilment of the conditions as set out in the Sale and Purchase Agreement, which include obtaining all relevant consents, governmental and regulatory approvals (if any) and a confirmation from the Hong Kong Securities and Futures Commission (the “SFC”) that no mandatory offer obligation under Rule 26 of the Hong Kong Code on Takeovers and Mergers (the “Code”) will be triggered as a result of the transactions contemplated under the Sale and Purchase Agreement. Completion is expected to take place by the end of June 2006. Upon completion of the Share Transfer, TMH will own, together with 5,916,000 Shares (which represent approximately 1.24% of the issued share capital of HC International as at May 24, 2006) currently owned by Global Sources, an approximate 11.24% equity interest in HC International. It is the intention of HC International to invite Merle A. Hinrichs, the Chairman and CEO of Global Sources and a director of TMH, to join HC International’s board as a non-executive director upon completion of the Share Transfer.

TMH also entered into a call options deed (the “HC Options Deed”) with IDGVC, Guo Fansheng and others which include certain members of the senior management of HC International (the “Option Grantors”), pursuant to which each of the aforesaid Option Grantors has agreed, subject to completion of the Sale and Purchase Agreement, to grant to TMH, (i) a right (the “HC Options”) exercisable during the 12-month period from the date of the completion of the Sale and Purchase Agreement (the “Option Period”) to purchase all, but not in part only, of the 167,722,814 Shares owned by the respective parties (representing approximately 35.05% of the entire issued share capital of HC International) and any Shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 Option Shares) are exercised, which together amount to a maximum of approximately 35.61% of the entire issued share capital of HC International (the “Option Share(s)”) at an exercise price of HK$2.2592 per Option Share, or approximately US$0.2896 per Option Share; and (ii) an undertaking to accept any offer for the Option Shares at a price not less than HK$2.2592 per Option Share, or approximately US$0.2896 per Option Share, during the Option Period.

Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, entered into a call option deed (the “Beijing Huicong Option Deed” and together with the HC Options Deed, the “Option Deeds”) with TMH, pursuant to which Huicong Construction has agreed, subject to completion of the Sale and Purchase Agreement, to grant to TMH a right (the “Beijing Huicong Option” and together with the HC Options, the “Options”) exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMH to purchase) from Huicong Construction its entire 18% equity interest (“Beijing Huicong Equity Interest”) in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), a 82% indirect subsidiary of HC International, at an aggregate exercise price of HK$248,944,924, or approximately US$31,916,015.90.

The HC Options and the Beijing Huicong Option are inter-conditional. The sale and purchase of the Beijing Huicong Equity Interest is subject to confirmation from the SFC. If the SFC’s confirmation is not forthcoming, the sale and purchase of the Beijing Huicong Equity Interest will not be completed but TMH may proceed with the completion of the sale and purchase of the Option Shares.

Pursuant to the terms of the Beijing Huicong Option Deed and subject to the completion of the sale and purchase of the Beijing Huicong Equity Interest, Huicong Construction will also be required to transfer or assign its licences and related contracts in relation to the provision of internet information and content services in the People’s Republic of China to a TMH-nominated company, but pending such transfer or assignment, Huicong Construction has agreed to continue to provide services in relation to the internet content provider licence to Beijing Huicong in the same manner and on the same terms as currently agreed.

The exercise and completion of the HC Options by TMH, if materialized, will result in a change in control of HC International (as the aggregate shareholding of TMH and Global Sources in HC International will increase from approximately 11.24% to a maximum of approximately 46.75%) and will trigger an obligation on the part of TMH to make a general offer in compliance with Rule 26 of the Code to acquire all the issued Shares (other than those already owned by TMH or parties acting in concert with it).

Anglo Chinese Corporate Finance acted as financial advisor to Global Sources in relation to this transaction.

Press Conference

A joint press conference is scheduled to be held by Global Sources and HC International at 2:00 p.m. (Hong Kong time) on May 31, 2006 at Kowloon Ballroom 2, the Kerry Centre Hotel, Beijing.

Investor Conference Call Information

Global Sources will also conduct an investor conference call at 8:00 a.m. EDT on May 31, 2006 (8:00 p.m. on May 31, 2006 in Hong Kong) to review its strategic investment in HC International and the strategic partnership in more detail. Investors in the United States may participate in the call by dialing (800) 240-7305, and international participants may dial (1-303) 262-2141. Investors in Hong Kong may call (852) 3002-8537. A live webcast of the conference call will be available on Global Sources’ corporate site at www.investor.globalsources.com.

For those who cannot listen to the live broadcast, a webcast replay of the call is scheduled to be available on the company’s corporate site for at least 30 days. A telephone replay of the call is also scheduled to be available through June 2, 2006. To listen to the telephone replay, dial (800) 405-2236, or dial (1-303) 590-3000 outside the United States, and enter pass code 11061957#. In the Hong Kong area, the replay dial-in number is (852) 2287-4304, and the pass code is 404110#.

About Global Sources

Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 484,000 active buyers source more profitably from complex, overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 1.8 million products and more than 130,000 suppliers annually through 10 online marketplaces, nine monthly magazines, over 100 sourcing research reports and 14 trade shows, including six China Sourcing Fairs. Suppliers receive more than 6.6 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 35 years. In mainland China it has 1,400 team members in 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

About HC International

HC International is a leading e-commerce and business information services provider in the PRC. It has built up a reliable business platform for small and medium-sized enterprises based on advanced Internet search technology with full business information services to cater for the varying needs of commercial and industrial customers. The Group is principally engaged in the following businesses: online marketplace “Mai-Mai-Tong” and a sector search engine; trade catalogues and yellow page directories; market research and exhibitions. Supported by an extensive database and its proprietary sector search engine technology, the Group has launched a brand new online marketing tool - online trading platform “Mai-Mai-Tong”. This has become the largest web-based transaction center in China, which has 2.8 million registered users. The company was listed on the GEM Board of the Hong Kong Stock Exchange on 17 December 2003.

For further information on HC International, please visit: http://www.hcgroup.com

About IDGVC

IDGVC was founded in 1992 by International Data Group (IDG), a leading worldwide provider of information technology services. As one of the earliest American venture companies to enter the China market, IDGVC’s investment focus is on Internet, information services, software, telecommunications, networking technology, media and entertainment. Supported by IDG’s global resources, IDGVC has invested over US$300 million in more than 100 portfolio companies. Among its many successes are several companies now listed on the NASDAQ exchange, including Ctrip, Sohu, Baidu and JRJ. IDGVC also offers an array of value-added services and in-depth support for its portfolio companies in China. To date, IDGVC’s total fund under management in China has reached US $800 million.

About The Anglo Chinese Group

Founded in 1988 and headquartered in Hong Kong, Anglo Chinese is a leading independent investment banking company that focuses on the Greater China region, with offices in Hong Kong, Shanghai, Shenzhen and London, which are regulated by the Securities and Futures Commission in Hong Kong and the Financial Services Authority in the UK.

For more information, please visit www.anglochinesegroup.com

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. Global Sources’ actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with its business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.